

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 9, 2018

<u>Via E-mail</u>
Mr. Hilton H. Schlosberg
Chief Financial Officer
Monster Beverage Corporation
1 Monster Way
Corona, California 92879

Re: Monster Beverage Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
Form 8-K
Filed February 28, 2018
File No. 001-18761

Dear Mr. Schlosberg:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 44

1.   We note the amount of segment contribution margin disclosed in your results of operations equals the amounts reported as segment operating income at Note 18, Segment Information. Please revise to define segment contribution margin and clarify if true, that segment contribution margin and segment operating income are the same measures of segment performance. Alternatively, revise your disclosure in MD&A to discuss the segment performance measures disclosed in Note 18.

Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Cost of Sales, page 84

2.   Please disclose whether you allocate a portion of your payroll costs and depreciation and amortization to cost of sales. Refer to ASC 330-10-30-1 through 30-8. In this regard, please refer to your letter dated April 13, 2017 in response to comment 1 of our letter dated March 31, 2017.

Form 8-K Filed February 28, 2018
Exhibit 99.1

3.   We note you present gross sales as a non-GAAP measure for the fourth quarter and year ended December 31, 2017. Please provide the quantitative reconciliations of your non-GAAP measures to the most directly comparable GAAP measures as required by Item 10(e)(i) of Regulation S-K or tell us why this guidance does not apply to you. Please revise or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding these comments.

                Sincerely,

                /s/Craig Arakawa

                Craig Arakawa
                Accounting Branch Chief
                Office of Beverages, Apparel and
                Mining